                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                AMENDMENT NO. 3
                                      TO
                                SCHEDULE 13E-3

                       RULE 13E-3 TRANSACTION STATEMENT
      (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                  MERCOM, INC.
                              (NAME OF THE ISSUER)

                         AVALON CABLE OF MICHIGAN, INC.
                     (NAME OF THE PERSONS FILING STATEMENT)
                    (SEE TABLE OF ADDITIONAL FILING PARTIES)

                     COMMON STOCK $1.00 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   58935D109
                     (CUSIP NUMBER OF CLASS OF SECURITIES)


                                 JOEL C. COHEN
                                   SECRETARY
                         AVALON CABLE OF MICHIGAN, INC.
                          800 THIRD AVENUE, SUITE 3100
                            NEW YORK, NEW YORK 10022
                           TELEPHONE:  (212) 421-0600
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
       NOTICES AND COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)


                                    COPY TO:

  JILL SUGAR FACTOR, ESQ.        WILLIAM L. TAYLOR, ESQ.            CHARLES WEISSMAN, ESQ.
      KIRKLAND & ELLIS            DAVIS POLK & WARDWELL       SWIDLER BERLIN SHEREFF FRIEDMAN LLP
  200 EAST RANDOLPH DRIVE          450 LEXINGTON AVENUE                919 THIRD AVENUE
  CHICAGO, ILLINOIS 60601        NEW YORK, NEW YORK 10017          NEW YORK, NEW YORK 10022
 TELEPHONE:  (312) 861-2000     TELEPHONE:  (212) 450-4000         TELEPHONE: (212) 891-9500

This statement is filed in connection with (check the appropriate box):

[X] (a) The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
[ ] (b) The filing of a registration statement under the Securities Act of 1933.
[ ] (c) A tender offer.
[ ] (d) None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]

                           CALCULATION OF FILING FEE:

       Transaction Valuation*                     Amount of Filing Fee**
       -----------------------------------------------------------------
             $21,873,720                                  $4,380
       -----------------------------------------------------------------

* For purposes of calculating the fee only. The amount assumes the purchase of 1,822,810 shares of Common Stock, par value $1.00 per share, of Mercom, Inc. at $12.00 net in cash per share for shares not owned by the persons filing this statement.

** The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934 equals 1/50th of 1% of the value of the shares to be purchased.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

             Amount Previously Paid:                 Filing Parties:
                   $4,380                    Avalon Cable of Michigan, Inc.
                                                Mercom Acquisition, Inc.
                                                      Mercom, Inc.

            Form or Registration No.:                 Date Filed:
                 Schedule 13E-3                    December 11, 1998

                       TABLE OF ADDITIONAL FILING PARTIES


                    AVALON CABLE OF MICHIGAN HOLDINGS, INC.
                           AVALON CABLE HOLDINGS, LLC
                       ABRY BROADCAST PARTNERS III, L.P.
                          ABRY EQUITY INVESTORS, L.P.
                            ABRY HOLDINGS III, INC.
                                 ROYCE YUDKOFF
                                 JOEL C. COHEN
                                 DAVID W. UNGER
                            MERCOM ACQUISITION, INC.
                                  MERCOM, INC.

                                  INTRODUCTION

  This Rule 13E-3 Transaction Statement (the "Schedule 13E-3") relates to an Agreement and Plan of Merger, dated as of September 10, 1998 (as amended, the "Merger Agreement"), among Mercom, Inc., a Delaware corporation ("Mercom" or the "Company"), Avalon Cable of Michigan, Inc., a Pennsylvania corporation (formerly known as Cable Michigan, Inc.) ("Cable Michigan" or the "Buyer"), and Mercom Acquisition, Inc. ("MergerSub"), a wholly owned subsidiary of Buyer, pursuant to which the Company will merge with and into the Buyer (the "Merger"). A copy of the Merger Agreement is filed as Annex A to the Proxy Statement on Schedule 14A (the "Proxy Statement") filed by the Company with the Securities and Exchange Commission (the "Commission") on the date hereof. This Schedule 13E-3 is being filed by Cable Michigan, Mercom, MergerSub, which was formed for the purpose of the Merger, Avalon Cable of Michigan Holdings, Inc. ("Avalon Holdings"), which owns all of the outstanding shares of Cable Michigan, Avalon Cable Holdings, LLC ("Avalon LLC"), which owns all of the outstanding shares of Avalon Holdings, ABRY Broadcast Partners III, L.P. ("ABRY III"), the controlling member of Avalon LLC, ABRY Equity Investors, L.P., the general partner of ABRY III ("AEI"), ABRY Holdings III, Inc., the general partner of AEI ("ABRY Inc."), Royce Yudkoff, the controlling shareholder of ABRY Inc. ("Yudkoff"), David W. Unger, Chairman of the Board of Directors of Cable Michigan and Mercom ("Unger"), Joel C. Cohen, President, Chief Executive Officer, Secretary and a Director of Cable Michigan and Mercom ("Cohen" and together with Cable Michigan, MergerSub, Avalon Holdings, Avalon LLC, ABRY III, AEI, ABRY Inc., Yudkoff and Unger, the "Avalon Filing Parties").

  The following responses and cross-references are being supplied pursuant to General Instruction F to Schedule 13E-3 and show the locations in the Proxy Statement (including all annexes and appendices thereto) of the information required to be included in response to the items of this Schedule 13E-3. The information set forth in the Proxy Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Proxy Statement and the exhibits thereto.

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

  (a) Mercom is the issuer of the securities subject to this Schedule 13E-3. The information set forth in the section entitled "Summary --The Company" is incorporated herein by reference.

  (b) The information set forth in the cover page to the Proxy Statement and in the sections entitled "Price of the Company Common Stock" and "The Special Meeting --Record Date; Stock Entitled to Vote; Quorum" is incorporated herein by reference.

  (c)-(d) The information set forth in the section entitled "Price of the Company Common Stock" is incorporated herein by reference.

  (e) Not applicable.

  (f) The information set forth in the section entitled "Special Factors-- Background of the Merger" is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

  (a)-(d) and (g) This Statement is being filed by the Company and the Avalon Filing Parties. See "Buyer". The information set forth in the cover page to the Proxy Statement and in the sections entitled "Summary --The Buyer," "--The Company" and "--Avalon Holdings," "Buyer," "Avalon Holdings and Related Parties" and Annex D to the Proxy Statement is incorporated herein by reference.

  (e)-(f) None of the Company or any of the Avalon Filing Parties, or to the best knowledge of the officers and directors of the Avalon Filing Parties and the Company, any of the persons listed in Annex D to the Proxy Statement (except as described in such Annex D) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding that resulted in a judgment, decree or final order finding any violation of U.S. or state securities laws or enjoining further violations of, or prohibiting activities to, any such law.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

  (a)(1) The information set forth in the sections entitled "Special Factors -- Certain Transactions," " --Background of the Merger" and "--Certain Effects of the Transaction" is incorporated herein by reference.

  (2) The information set forth in the sections entitled "Special Factors -- Background of the Merger" is incorporated herein by reference.

  (b) The information set forth in the sections entitled "Special Factors -- Background of the Merger," "--Plans For the Company After the Merger; Conduct of the Business of the Company if the Merger is not Consummated," and "--Certain Effects of the Transaction," is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

  (a)-(b) The information set forth in the sections entitled "Certain Provisions of the Merger Agreement," "The Merger" and "Special Factors -- Certain Effects of the Transaction," " --Background of the Merger" and " --Plans for the Company After the Merger" is incorporated herein by reference.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

  (a)-(g) The information set forth in the sections entitled "Special Factors --Certain Effects of the Transaction," "--Plans for the Company After the Merger; Conduct of the Business of the Company if the Merger is not Consummated," "The Merger," "Certain Provisions of the Merger Agreement" and "Price of the Company Common Stock" is incorporated herein by reference.

ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)-(d) The information set forth in the sections entitled "The Merger -- Merger Financing," and "Certain Provisions of the Merger Agreement --Fees and Expenses" is incorporated herein by reference.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

  (a)-(c) The information set forth in the sections entitled "Introduction," "Special Factors--Purpose and Structure of the Merger" and "--Plans For the Company After the Merger; Conduct of the Business of the Company if the Merger is not Consummated" is incorporated herein by reference.

  (d) The information set forth in the sections entitled "The Merger --Certain Federal Income Tax Consequences" and "--Accounting Treatment" and "Certain Provisions of the Merger Agreement --The Merger," "--Merger Consideration" and "--The Surviving Corporation" and "Special Factors --Certain Effects of the Transaction" is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

  (a) The information set forth in the sections entitled "Special Factors-- Recommendation of the Special Committee and the Board of Directors", "--Purpose and Structure of the Merger" and "-Reasons of the Company for the Merger; Fairness of the Merger" is incorporated herein by reference.

  (b) The information set forth in the sections entitled "Special Factors-- Background of the Merger," "--Reasons of the Company for the Merger; Fairness of the Merger" and "--Opinion of Financial Advisor to the Special Committee" is incorporated herein by reference.

  (c) The information set forth in the section entitled "The Special Meeting-- Required Votes" is incorporated herein by reference.

  (d) The information set forth in the sections entitled "Special Factors-- Opinion of Financial Advisor to the Special Committee," "--Background of the Merger" and "--Reasons of the Company for the Merger; Fairness of the Merger" is incorporated herein by reference.

  (e) The information set forth in the cover page to the Proxy Statement and in the sections entitled "Summary--Overview" and "Special Factors--Recommendation of the Special Committee and the Board of Directors" is incorporated herein by reference.

  (f) Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

  (a) The information set forth in the sections entitled "Special Factors-- Background of the Merger" and "--Opinion of Financial Advisor to the Special Committee" is incorporated herein by reference.

  (b)(1) The information set forth in the sections entitled "Special Factors-- Background of the Merger" and "--Opinion of Financial Advisor to the Special Committee" is incorporated herein by reference.

  (b)(2) The information set forth in the sections entitled "Special Factors-- Background of the Merger" and "-- Opinion of Financial Advisor to the Special Committee" is incorporated herein by reference.

  (b)(3)-(5) The information set forth in the sections entitled "Special Factors--Background of the Merger" and "--Opinion of Financial Advisor to Special Committee" is incorporated herein by reference.

  (b)(6) The information set forth in the section entitled "Special Factors-- Opinion of Financial Advisor to the Special Committee" is incorporated herein by reference.

  (c) The information set forth in the sections entitled "Available Information" and "Special Factors--Opinion of Financial Advisor to the Special Committee" is incorporated herein by reference.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

  (a) The information set forth in the sections entitled "Security Ownership of Certain Beneficial Owners and Management," "The Merger--Interests of Certain Persons in the Merger," and Annex D to the Proxy Statement is incorporated herein by reference.

  (b) The information set forth in the sections entitled "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

  The information set forth in the sections entitled "Special Factors-- Background of the Merger," "The Merger--Merger Financing" and "Certain Provisions of The Merger Agreement" is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

  (a) The information set forth in the sections entitled "Summary--The Special Meeting," "--Security Ownership of Management," "The Merger --Interests of Certain Persons in The Merger" and "The Special Meeting--Required Votes" is incorporated herein by reference.

  (b) The information set forth in the sections entitled "Special Factors-- Recommendation of the Special Committee and the Board of Directors," "--Purpose and Structure of the Merger," " --Background of the Merger" and "--Reasons of the Company for the Merger; Fairness of the Merger" is incorporated herein by reference.

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.

  (a) The information set forth in the sections entitled "Dissenting Shareholders' Rights," "The Special Meeting--Appraisal Rights" and "Annex C-- Rights of Dissenting Stockholders Under Delaware General Corporation Law" is incorporated herein by reference.

  (b) Not applicable.

  (c) Not applicable.

ITEM 14.  CONSOLIDATED FINANCIAL STATEMENTS.

  (a) (1) The information set forth in the section entitled "Consolidated Financial Statements of the Company" is incorporated herein by reference.

      (2) The information set forth in the section entitled "Consolidated Financial Statements of the Company" is incorporated herein by reference.

      (3) The information set forth in the section entitled "Consolidated Financial Statements of the Company" is incorporated herein by reference.

      (4) The information set forth in the section entitled "Consolidated Financial Statements of the Company" is incorporated herein by reference. The book value per share of common stock, par value $ 1.00 per share of the Company as of December 31, 1997 and September 30, 1998 was $0.27 and $0.43, respectively.

  (b)  (1)-(3) Not applicable

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

  (a) The information set forth in the sections entitled "Special Factors-- Background of the Merger" and "The Special Meeting--Solicitation of Proxies" is incorporated herein by reference.

  (b) The information set forth in the sections entitled "The Special Meeting-- Solicitation of Proxies" and "Certain Provisions of the Merger Agreement--Fees and Expenses," is incorporated herein by reference.

ITEM 16.  ADDITIONAL INFORMATION.

  Additional Information is set forth in the Proxy Statement which is incorporated herein by reference in its entirety.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

  The Exhibit Index attached to this Transaction Statement is incorporated herein by reference.

                                   SIGNATURE

  AFTER DUE INQUIRY AND TO THE BEST OF ITS KNOWLEDGE AND BELIEF, EACH OF THE UNDERSIGNED CERTIFIES THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

Dated: March 2, 1999           AVALON CABLE OF MICHIGAN, INC.


                               By: /s/ Joel C. Cohen
                                   ----------------------------
                                   Name: Joel C. Cohen
                                   Title: President

                               MERCOM ACQUISITION, INC.

                               By: /s/ Joel C. Cohen
                                   ----------------------------
                                   Name: Joel C. Cohen
                                   Title: President


                               MERCOM, INC.

                               By: /s/ Joel C. Cohen
                                   ----------------------------
                                   Name: Joel C. Cohen
                                   Title: President

                               AVALON CABLE OF MICHIGAN HOLDINGS, INC.

                               By: /s/ Joel C. Cohen
                                   ----------------------------
                                   Name: Joel C. Cohen
                                   Title: President


                               AVALON CABLE HOLDINGS, LLC

                               By: /s/ Joel C. Cohen
                                   ----------------------------
                                   Name: Joel C. Cohen
                                   Title: President

                               ABRY BROADCAST PARTNERS III, L.P.

                               By:  ABRY Equity Investors, L.P.
                               Its: General Partner

                               By:  ABRY Holdings III, Inc.
                               Its: General Partner


                               By: /s/ Royce Yudkoff
                                   ----------------------------
                                   Name: Royce Yudkoff
                                   Title: President


                               ABRY EQUITY INVESTORS, L.P.

                               By:  ABRY Holdings III, Inc.
                               Its: General Partner

                               By: /s/ Royce Yudkoff
                                   ----------------------------
                                   Name: Royce Yudkoff
                                   Title: President

                               ABRY HOLDINGS III, INC.

                               By: /s/ Royce Yudkoff
                                   ----------------------------
                                   Name: Royce Yudkoff
                                   Title: President



                                   /s/ Royce Yudkoff
                                   ----------------------------
                                   ROYCE YUDKOFF


                                   /s/ Joel C. Cohen
                                   ----------------------------
                                   JOEL C. COHEN

                                   /s/ David W. Unger
                                   ----------------------------
                                   DAVID W. UNGER

                                 EXHIBIT INDEX


Exhibit
 Number                                Description

17(a)(1) Guarantee and Collateral Agreement, dated as of November 6, 1998 made by Avalon LLC, Avalon Cable LLC, Avalon Cable of New England Holdings, Inc., Avalon Cable Holdings Finance, Inc., Avalon Cable of Michigan Holdings, Inc. and Avalon Cable of Michigan, Inc. in favor of Lehman Commercial Paper Inc. (previously filed with the Commission by Avalon Cable of Michigan, Inc., Avalon Cable of Michigan Holdings, Inc., Avalon Cable Holdings, LLC, ABRY Broadcast Partners III, L.P., ABRY Equity Investors, L.P., ABRY Holdings III, Inc. and Royce Yudkoff as Exhibit 99.9 to Amendment No.4 filed on November 12, 1998, to its Schedule 13D relating to Mercom, Inc., and incorporated herein by reference).

17(a)(2)     Senior Credit Agreement, dated as of November 6, 1998, among
             Avalon Cable of New England LLC, Avalon Cable of Michigan, Inc., Avalon Cable Finance, Inc., Avalon Cable of Michigan LLC, Lehman Brothers Inc., Fleet Bank of Massachusetts, N.A. , Union Bank of California, N.A. and Lehman Commercial Paper Inc. (previously filed with the Commission by Avalon Cable of Michigan, Inc., Avalon Cable of Michigan Holdings, Inc., Avalon Cable Holdings, LLC, ABRY Broadcast Partners III, L.P., ABRY Equity Investors, L.P., ABRY Holdings III, Inc. and Royce Yudkoff as Exhibit 99.8 to Amendment No.4 filed on November 12, 1998, to its Schedule 13D relating to Mercom, Inc., and incorporated herein by reference).

17(b)(1) Fairness Opinion of CIBC Oppenheimer Corp. (incorporated herein by reference to Annex B to the Proxy Statement filed as Exhibit 17(d)(1) hereto).

17(b)(2) Presentation to the Board of Directors of Mercom, Inc., by CIBC Oppenheimer Corp., dated September 10, 1998.

17(c)(1) Agreement and Plan of Merger, dated as of September 10, 1998, as amended, among the Company, Cable Michigan, Inc., and Mercom Acquisition, Inc. (incorporated herein by reference to Annex A to the Proxy Statement filed as Exhibit 17(d)(1) hereto).

17(d)(1)     Proxy Statement (filed herewith).

17(e) Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex C to the Proxy Statement filed as
             Exhibit 17(d)(1) hereto).

17(f)        Not applicable.